Exhibit (e)(3)

Execution Version

STRICTLY CONFIDENTIAL

June 23, 2015

Mr. Robert B. Goergen, Jr.

CEO & President

Blyth, Inc.

One East Weaver Street

Greenwich, CT 06831

Dear Mr. Goergen:

This letter agreement will confirm our mutual understanding regarding the discussions between Blyth, Inc., a Delaware corporation (the “Company”), and The Carlyle Group (“Carlyle”), relating to a possible acquisition of all of the outstanding capital stock of the Company (the “Transaction”) by Carlyle or its designated affiliate.

1.	Alternative Transaction. For purposes hereof, the term “Alternative Transaction” means (a) any merger, consolidation, share exchange, business combination or other similar extraordinary transaction or series of related extraordinary transactions with a third party (or group of third parties), (b) any direct or indirect purchase, lease, license or other acquisition by any third party (or group of third parties), in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of any subsidiary of the Company, of assets or properties that constitute a majority of the total consolidated assets and properties of the Company and its subsidiaries, taken as a whole, or to which a majority of the consolidated revenues, net income or earnings of the Company and its subsidiaries, taken as a whole, are attributable, (c) any direct or indirect acquisition or purchase by a third party (or group of third parties), in a single transaction or series of related transactions, of beneficial ownership (as defined in Rule 13d-3 as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of (or an interest that currently or with the passage of time or other event is convertible into or exchangeable or exercisable for) a majority of any class of equity securities of the Company or any of its subsidiaries, or (d) any other transaction with a third party (or group of third parties) having a similar effect to those described in clauses (a)-(c), in each case, other than the Transaction.

2.

Reimbursement of Fees. The Company recognizes that Carlyle may expend considerable money, resources and time in connection with performing its due diligence investigation and preparing and negotiating definitive documentation relating to a Transaction. In consideration therefor, (a) the Company hereby agrees to reimburse Carlyle for its documented, out-of-pocket fees and expenses, up to a maximum amount of $500,000, incurred after May 8, 2015 in connection with or related to a possible Transaction in the event that either party informs the other party in writing that it is not interested in pursuing a Transaction with the other party, and (b) in the event that the parties have not entered into a definitive agreement providing for a Transaction on or prior to the earlier to occur of (i) the date on which the Company informs Carlyle in writing that it is not interested in pursuing a Transaction with Carlyle, (ii) the date on which the Company enters into a definitive agreement, or grants exclusivity, with respect to any Alternative Transaction with any third party (other than Carlyle or its affiliates) and (iii) the date on which Carlyle delivers, based on its reasonable good faith determination, a written notice to the Company that Carlyle believes the Company has failed to negotiate in good faith, or failed to diligently pursue, a Transaction with Carlyle (provided, that such notice shall describe in reasonable detail the basis for Carlyle’s belief and the Company shall have five (5) business days to reasonably cure such failure and in the event the Company reasonably cures such failure, Carlyle shall not be entitled to any reimbursement under this Section 2(b)(iii)); provided, that, in the case of this clause (b), Carlyle shall have (x) affirmed in writing in good faith its interest in pursuing a Transaction at a price that is at least $9.00 per share of the Company’s common stock on a public company transaction basis and on other customary and reasonable terms and conditions upon the Company’s request for such affirmation at any time and (y) continued in good faith its due diligence investigation of the Company and its preparation and negotiation of definitive documentation relating to a Transaction, the Company hereby agrees to reimburse Carlyle for any additional documented, out-of-pocket fees and expenses, up to a maximum amount of $1.0 million, incurred after May 8, 2015 in connection with or related to a possible Transaction not reimbursed by the Company pursuant to the preceding clause (a) of this sentence. For the avoidance of doubt, the amounts payable by the Company in respect of items (a) and (b) in the immediately preceding sentence are cumulative, and the aggregate maximum amount potentially payable pursuant to the immediately preceding sentence shall be $1.5 million. All payments to be made by the Company pursuant to this letter agreement shall be made promptly after demand by Carlyle (and in any event within five (5) business days of such demand), specifying such payments for which Carlyle is seeking reimbursement hereunder.

3.	Confidentiality. This letter agreement shall be subject to Section 2(c) of that certain Confidentiality Agreement, dated as of May 18, 2015, by and between the Company and Carlyle (the “Confidentiality Agreement”).

4.	Obligations. The provisions of this letter agreement shall be binding on the parties hereto; provided, that this letter agreement is not intended to be, and does not constitute, a binding or enforceable obligation on any party or any of its affiliates to continue discussions or negotiations regarding, or to consummate, the Transaction, and any such obligation will be created only if and when the parties enter into one or more definitive written agreements with respect to the Transaction.

5.	Governing Law. This letter agreement and all matters arising in connection with this letter agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to principles of conflicts of laws. Each of the parties irrevocably submits to the exclusive jurisdiction of the state and federal courts located in the state of Delaware for the purpose of any suit, action, proceeding or judgment relating to or arising out of this letter agreement and the transactions contemplated hereby. Each of the parties irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding has been brought in any such court has been brought in an inconvenient forum.

6.	Counterparts. This letter agreement may be executed in counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument.

7.	Amendment. This letter agreement may not be amended, modified or waived except by an agreement in writing signed by each of the parties hereto.

8.	Term. This letter agreement and all obligations hereunder will terminate (1) year from the date hereof unless the parties otherwise agree in writing; provided, however, that Section 3 through Section 12 hereof and any unpaid obligations outstanding at the end of the term pursuant to Section 2 hereof will survive the termination.

9.	Entire Agreement. This letter agreement (together with the Confidentiality Agreement) embodies the entire agreement and understanding of the parties with respect to the Transaction and supersedes all prior agreements or understandings with respect to the matters covered hereby.

10.	Waiver. It is understood and agreed that no failure or delay by either party in exercising any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof.

11.	Specific Performance. The Company agrees that monetary damages would not be a sufficient remedy for any breach of this letter agreement and that Carlyle shall be entitled to seek equitable relief, including an injunction or injunctions and specific performance, as a remedy for any such breach (and hereby waives any right it may have to require that Carlyle obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any such remedy), and that such remedy shall not be deemed to be the exclusive remedy for a breach by the Company of this letter agreement but shall be in addition to all other remedies available at law or in equity.

12.	Litigation Expenses. Each party agrees that if there is litigation relating to this letter agreement and a court of competent jurisdiction determines that such party has breached this letter agreement, such party will be liable for, and will pay to the other party, the reasonable legal fees incurred in connection with such litigation (including, without limitation, any appeal relating thereto). For the avoidance of doubt, any fees or expenses owed by the Company pursuant to this Section 12 shall be in addition to any fees and expenses contemplated by Section 2 hereof and shall not lessen or decrease any amounts owed by the Company under Section 2 hereof.

*        *        *

If the foregoing terms and conditions are acceptable to you, please so indicate by signing where indicated and returning to the undersigned.

Very truly yours,

THE CARLYLE GROUP

By:	/s/ Rodney Cohen
Name: Rodney Cohen
Title: Managing Director

Agreed To And Accepted As

Of June 23, 2015

BLYTH, INC.

By:	/s/ Robert B. Goergen, Jr.
Name: Robert B. Goergen, Jr.
Title: President and Chief Executive Officer

[Signature Page – Letter Agreement]